Michael Francis Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 Tel: 954.463.2700 Direct: 305.982.5581 Fax: 954.463.2224

September 27, 2017

VIA EDGAR

Jan Woo
Legal Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:
RumbleOn, Inc.
Registration Statement on Form S-1
Filed September 1, 2017
File No. 333-220308

Dear Ms. Woo,

On behalf of RumbleOn, Inc. (the "Company"), we hereby respond to the Staff's comment letter, dated September 6, 2017, regarding the Company's Registration Statement on Form S-1 filed on September 1, 2017. Please note that we are simultaneously filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).

Please note for your convenience, we have recited the Staff's comments in boldface type and provided the Company's response to the comment immediately thereafter.

Cover Page

1.
You disclose that you have applied to have the Class B Common Stock listed on the NASDAQ Capital Market under the symbol “RMBL.” You further state that no assurance can be given that your application will be approved. Please tell us in your response letter the status of the listing application. Clarify your disclosure to state whether the listing of the common stock on the NASDAQ Capital Market is a condition to this offering.

The Company has filed its initial listing application with NASDAQ and is finalizing key corporate governance matters in connection with the proposed listing. As noted in Amendment No. 1, effective October 1, 2017, the Company has appointed a seventh director and will have a majority of independent directors, in compliance with NASDAQ rules. In addition, the Company has revised the makeup of its audit, compensation, and nominating and corporate governance committees so that each committee will be comprised of three independent members, effective October 1, 2017.

We have clarified our disclosure throughout the prospectus to confirm the NASDAQ listing is a condition to this offering.

2.
Please disclose on the cover page of the prospectus the underwriter’s warrants to be issued as compensation. See Item 508(e) of Regulation S-K.

We have revised the cover page to address the Staff's comment.

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If you have any questions, please call me at 305.982.5581.

Sincerely,

AKERMAN, LLP

/s/ Michael Francis
For the Firm

cc:       Ji Shin, Attorney-Advisor
United States Securities and Exchange Commission

Marshall Chesrown, Chief Executive Officer
RumbleOn, Inc.

Steven Berrard, Chief Financial Officer
RumbleOn, Inc.

Christina Russo
Akerman LLP

Larry Cerutti, Esq.
Troutman Sanders LLP